April 5, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:      Good Times Restaurants, Inc.

            Form 10-K for the year ended September 30, 2011

            Filed December 29, 2011

            File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated March 23, 2012 containing comments on the Company's response to your initial comments in your letter dated February 27, 2012 regarding the above referenced Form 10-K (the "Form 10-K"), filed by the Company with the Securities and Exchange Commission (the "Commission") on December 29, 2011. This letter on behalf of the Company responds to each of the comments set forth in your letter of March 23, 2012.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Form 10-K for the Fiscal Year Ended September 30, 2011

Audited Financial Statements

Statements of Stockholders' Equity, page F-5

1.      We note from your response to our prior comment four that the non-controlling interest is adjusted each period to reflect the limited partner's share of income or loss and any cash distributions to the limited partner in the corresponding period.  For both 2010 and 2011, please tell us in detail how the amounts reflected in the consolidated statement of stockholders' equity attributable to the minority interest were calculated or determined.

The limited partner's share in the Fast Restaurants Joint Venture is approximately 48.5% of seven restaurants.

The separate limited partner's share in the 16th St Mall Joint Venture was 49% of one restaurant.  The calculations for fiscal 2010 and 2011 are as follows:

Non-controlling interest as reflected in stockholder's equity:
	Fast Rest JV	16th St Mall	Total

Balance 9/30/09	$285,000	$143,000	$428,000
9/30/10 share of Loss	(130,000)	(34,000)	(164,000)
9/30/10 contributions	49,000	21,000	70,000
9/30/10 removal	-	(60,000)	(60,000)
9/30/10 distributions	-	-	-
Balance 9/30/10	$204,000	$70,000	$274,000

9/30/11 share of Income	118,000	-	118,000
9/30/11 removal	-	(70,000)	(70,000)
9/30/11 contributions	-	-	-
9/30/10 distributions	(107,000)	-	(107,000)
Balance 9/30/11	$215,000	$ -	$215,000

United States Securities and Exchange Commission

April 5, 2012

Notes to the Financial Statements

Note 3. Discontinued Operations, page F-11

2.      We note from your response to our prior comment eight that during 2010 you evaluated operations at a restaurant level and in 2011 you evaluated restaurants on a regional basis.  However, we do not believe that you have adequately addressed our comment related to the presentation of these restaurants as discontinued operations.  Please explain to us in clear detail how you considered any migration of revenues from the restaurants sold in 2010 as discussed in ASC 205-20-55-7.  Also, as previously requested, please tell us if the portion of the gain on restaurant assets recognized in 2011 related to the sale of one co-developed restaurant closed in fiscal 2010 refers to the same closed restaurant accounted for as discontinued operations in Note 3. If so, please tell us why you believe it is appropriate to present the gain related to this sale in continuing operations.  Additionally, in light of the fact that the gain on sale of restaurant assets was 27% of operating loss in 2011, please clearly explain why the two restaurants sold in 2011 were appropriately included in continuing operations.  Finally, please revise the notes to the financial statements to discuss how you evaluate the sale or closure of a restaurant for treatment as discontinued operations versus presentation in continuing operations.

Migration of revenues:

Over the past three years the company has closed five restaurants (two in 2010, two in 2011 and one in 2012). In total, the closed restaurants account for over 20% of the total number of company owned or consolidated joint venture restaurants that we currently operate. All of our restaurants serve the same menu items and we believe there is some migration of customers from one restaurant to another.  Just as we see some cannibalization of sales at existing restaurants when a new restaurant is opened in the same general trade area, we see a migration of sales to existing restaurants when a restaurant is closed.  Because we have consolidated our company operated restaurants to one Designated Metropolitan Area ("DMA") with all restaurants covered by the same Advertising Cooperative, we have elected to view our continuing operations at a regional level rather than at the restaurant level for all future filings and this supported our conclusion to begin viewing our continuing operations differently in 2011 than in 2010 and more consistent with industry disclosures.

Gain on restaurant sale:

Of the total gain on sale of assets of $184,000 in fiscal 2011 only $18,000 related to a restaurant that was closed in fiscal 2010. In hindsight the $18,000 should have been reported with discontinued operations, however the $18,000 is not significant to the overall presentation of our consolidated financial statements.

Restaurants sold in 2011:

We are restating our previous response here with minor modifications, and in combination with our response above, believe that the gain on sale of restaurants in 2011 is appropriately included in continuing operations and any future gain or loss from sale of restaurants will be evaluated at the regional level.

The Company evaluates discontinued operations under guidance provided in ASC 205-20-45-1, which provides the following:

•       The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

    The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.
    The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction."

United States Securities and Exchange Commission

April 5, 2012

Additionally, per 205-20-55-3 (Description of the Four-Step Process):

The following steps, presented as questions, may be used to evaluate whether the two conditions of paragraph 205-20-45-1 are met.  These steps are also depicted in a flow chart (see paragraph 205-20-55-25).  The steps are as follows:

    Are continuing cash flows expected to be generated by the ongoing entity?
    Do the continuing cash flows result from a migration or continuation of activities?
    Are the continuing cash flows significant?
    Does the ongoing entity have significant continuing involvement in the operations of the disposed component?"

In fiscal 2010, Good Times closed two store locations and incurred an impairment charge of approximately $396,000 and a loss from operations of approximately $194,000 or a total of $590,000.  The closure of these stores was deemed to be discontinued operations at the time based on the Company's policy for evaluating continuing operations.  Prior to 2011 the Company evaluated operations at the restaurant level.  However as stated above, with the closing of additional restaurants and the relatively small size of the Company and its market it was determined that significant costs, including advertising and management oversight, covered only a relatively small region in which all restaurants were located. Therefore, in fiscal 2011, the Company reevaluated their analysis of operations and determined that these general costs could not be specifically assigned in a meaningful fashion to specific restaurants as before and concluded that a regional concept should be adopted in evaluating discontinued operations.

In fiscal 2011, the Company sold two stores, which resulted in minimal gains and had operating losses of $76,000.  Additionally, in the first quarter of fiscal 2012, the Company sold another restaurant for a minimal gain which had a relatively insignificant loss from operations.  Based on our current policy, the company believes these operations relative to our cost structure should be reflected in continuing operations.

Given the apparent inconsistency in treatment of locations closed or sold from fiscal 2010 through 2012, the company also evaluated whether additional disclosure was required in its 2011 Form 10K and concluded based on the relative immateriality and the change to a preferential analysis of operations along with the fact that substantive disclosure is provided in MD&A as to the operations on a restaurant level, such disclosure was not required. The company further believes the disclosure within MD&A at the restaurant level and the impact of closures on its current analysis is more in line with the industry disclosures.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO, Good Times Restaurants Inc.

cc:        Linda Cvrkel, Branch Chief

            Claire Erlanger